May 19, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F.  Street, N.E.
Washington, D.C. 20549-0305
Attention:  Mr. David Humphrey

RE: Carnival Corporation & plc (the "Company")
    Form 10-K for the Year Ended November 30, 2005
    File 001-09610

Dear Mr. Humphrey:

      The staff of the Securities and Exchange Commission reviewed the Company's response letter, dated March 31, 2006, to the staff's initial comment letter issued upon the staffs' review of the Company's Form 10-K for the year ended November 30, 2005. The staff transmitted their comments to us in your letter dated April 20, 2006 (the "Comment Letter"), as well as in subsequent telephone conversations. In connection therewith, we are providing our responses to the staff's additional comments on behalf of the Company as follows. For ease of reference, we have copied each of your inquiries and followed each inquiry with the Company's response.

Form 10-K For the Fiscal Year Ended November 30, 2005
Item 8-Financial Statements and Supplementary Data
Note 2-Summary of Significant Accounting Policies

Property and Equipment, page F-6

1. We note your response to our prior comment #1. In this regard, we believe you should rigorously re-review capitalized dry-docking and wet-dock costs to determine whether they significantly improve or extend the life of the vessels. Your accounting policy states that you expense repair and maintenance costs as incurred and that only ship improvement costs that add value to ships are capitalized to the ships. If costs do not significantly improve or extend the life of the vessel, we believe that they should not be capitalized. For example, if you perform any repairs and maintenance during the repositioning voyages to and from the dry-dock facility or during dry-docking, those costs should be expensed in accordance with your accounting policy (including parts and materials used during these repairs.) In addition, we believe that incidental costs, such as the cost of the fuel during the repositioning voyages to and from the dry-dock facility, should be expensed as incurred as they do not provide any future economic benefit and, therefore, do not meet the definition of an asset under CON 6. Please revise your accounting policy and description of capitalized dry-docking and wet-dock costs accordingly.

RESPONSE: Although we have accounted for dry-dock costs, which are planned major maintenance activities ("PMMA"), under the deferral method since 1987, we understand that the SEC Division of Corporate Finance's staff believe that the direct expense method is the preferable method of accounting for PMMA costs. Accordingly, after reviewing the alternative PMMA accounting methods and their impact on our results of operations and administrative requirements of the different accounting methods, we have decided to

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change our method of accounting for dry-dock costs from the deferral method to the direct expense method commencing with our 2006 second quarter Form 10-Q. We have been advised by our independent registered certified public accounting firm that they will provide us with a preferability letter as to this change in accounting, which we will file in our 2006 second quarter Form 10-Q. In connection with this change in accounting, we have also elected to early adopt Statement of Financial Accounting Standards No. 154 "Accounting Changes and Error Corrections" and, accordingly, we will be retrospectively applying this change to the direct expense method to all prior periods presented in future filings.

Revenue and Expense Recognition, page F-8

2. Please review future filings to include disclosure of your accounting policy with respect to revenues derived from providing air transportation and shore excursions for your passengers. Your disclosures should also include a discussion of whether you account for these revenues on a gross or net basis in accordance with EITF 99-19.

RESPONSE: We will include disclosures in our future filings, as appropriate, as to our accounting policy with respect to revenues derived from providing air transportation and shore excursions, including whether they are presented on a gross or net basis in accordance with EITF 99-19.

                 ***********************************************

      As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's responses, please contact either me at (305) 406-4808 or Larry Freedman, Vice President Finance and Controller at (305) 406-5755.

Respectfully submitted,

/s/ Gerald R. Cahill
--------------------
Gerald R. Cahill
Executive Vice President and Chief Financial and Accounting Officer

cc:  Micky Arison